FAIR WIND SECRETARIAL SERVICES LIMITED
富榮秘書服務有限公司

3rd Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈三樓
Tel: 2827 1778 • Fax: 2827 4790 • E-mail: fw@fairwind.com.hk

9th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈九樓
Tel: 2526 2186 • Fax: 2827 4836 • E-mail: fw@fairwind.com.hk


03024024

Our Ref.: S/7911/94 LTO/kk

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

Re : China Resources Enterprise, Limited
Rule 12g3-2(b) Materials, File No.82-4177

Dear Sirs,

We are instructed to enclose herewith a copy of the announcement dated 5th June, 2003 pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under the Rule of China Resources Enterprise, Limited (the "Company").

The above document has been marked in the upper right hand corner to indicate the Commission file number for the Company's 12g3-2(b) exemption.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed material shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such material shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it in the enclosed self-addressed envelope.

Yours faithfully,
For and on behalf of
FAIR WIND SECRETARIAL SERVICES LIMITED

LO Tai On
Director
Encl.

c.c. Mr. Jonathan H. Lemberg,
Morrison & Foerster, 23/F Entertainment Building
30 Queen's Road Central, Hong Kong (30318/1)
(w/o enclosure)
Mr. Bryan Ho
The Bank of New York, ADR Division, 101 Barclay Street, 22 West New York,
NY 10286, U.S.A.

File No.82-4177

03 JUN 23 AM 7:21



華潤創業有限公司
China Resources Enterprise, Limited
(Incorporated in Hong Kong under the Companies Ordinance)

The Board of Directors (the "Board") of China Resources Enterprise, Limited (the "Company") announces that Mr. LOO Wun Loong, John retired as an Independent Non-Executive Director of the Company at the annual general meeting of the Company held today.

The Board would like to express their thanks to Mr. LOO for his valuable contribution to the Company during his tenure of office.

By Order of the Board
LEE Yip Wah, Peter
Company Secretary

Hong Kong, 5th June, 2003

South China Morning Post
5/6/2003



華潤創業有限公司
China Resources Enterprise, Limited
(根據公司條例在香港註冊成立)

華潤創業有限公司(「本公司」)董事會(「董事會」)公佈盧雲龍先生於今天舉行之本公司股東週年大會退任本公司獨立非執行董事。

董事會謹此就盧先生於在任期間對本公司作出之寶貴貢獻致以衷心謝意。

承董事會命
公司秘書
李業華

香港，二零零三年六月五日

Hong Kong Economic Times
5/6/2003